Appendix 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended October 1, 2023

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	October 1 2023	March 31 2023
ASSETS	11
Current assets
Cash and cash equivalents		$187,382	$159,867
Accounts receivable	17	512,263	399,741
Income tax receivable		18,465	15,160
Contract assets	17	591,585	526,990
Inventories	5	280,106	256,866
Deposits, prepaids and other assets	6	91,467	93,350
		1,681,268	1,451,974
Non-current assets
Property, plant and equipment		276,032	263,119
Right-of-use assets	7	102,736	94,212
Other assets	8	22,123	16,679
Goodwill		1,113,484	1,118,262
Intangible assets		566,677	593,210
Deferred income tax assets	13	4,627	6,337
		2,085,679	2,091,819
Total assets		$3,766,947	$3,543,793
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	11	$2,951	$5,824
Accounts payable and accrued liabilities		596,528	647,629
Income tax payable		39,226	38,904
Contract liabilities	17	286,652	296,555
Provisions	10	23,675	30,600
Current portion of lease liabilities	7	23,703	23,994
Current portion of long-term debt	11	167	65
		972,902	1,043,571
Non-current liabilities
Employee benefits		24,382	25,486
Long-term lease liabilities	7	81,953	73,255
Long-term debt	11	1,008,437	1,155,721
Deferred income tax liabilities	13	99,758	104,459
Other long-term liabilities	8	10,129	10,718
		1,224,659	1,369,639
Total liabilities		$2,197,561	$2,413,210
Commitments and contingencies	11, 15
EQUITY
Share capital	12	$864,661	$520,633
Contributed surplus		20,234	15,468
Accumulated other comprehensive income		52,056	60,040
Retained earnings		629,406	530,707
Equity attributable to shareholders		1,566,357	1,126,848
Non-controlling interests		3,029	3,735
Total equity		1,569,386	1,130,583
Total liabilities and equity		$3,766,947	$3,543,793

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Six months ended
	Note	October 1 2023	October 2 2022	October 1 2023	October 2 2022

Revenues	16, 17	$735,716	$588,954	$1,489,365	$1,199,545

Operating costs and expenses
Cost of revenues		527,298	427,476	1,068,223	868,329
Selling, general and administrative		121,940	101,849	245,624	214,021
Restructuring costs	10	—	1,271	—	1,271
Stock-based compensation	14	3,455	5,307	13,445	1,320

Earnings from operations		83,023	53,051	162,073	114,604

Net finance costs	18	15,462	13,442	32,408	24,167

Income before income taxes		67,561	39,609	129,665	90,437

Income tax expense	13	16,818	10,079	31,198	21,514

Net income		$50,743	$29,530	$98,467	$68,923

Attributable to
Shareholders		$50,665	$29,506	$98,228	$68,710
Non-controlling interests		78	24	239	213
		$50,743	$29,530	$98,467	$68,923

Earnings per share attributable to shareholders
Basic	19	$0.51	$0.32	$1.02	$0.75
Diluted	19	$0.51	$0.32	$1.01	$0.75

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

	Three months ended		Six months ended
	October 1 2023	October 2 2022	October 1 2023	October 2 2022
Net income	$50,743	$29,530	$98,467	$68,923

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)	5,199	(4,267)	(15,028)	(28,525)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	(4,443)	(7,274)	1,141	(9,696)
Tax impact	1,139	1,851	(260)	2,469

Loss (gain) transferred to net income for derivatives designated as cash flow hedges	(83)	864	2,404	44
Tax impact	23	(219)	(599)	(19)

Cross-currency interest rate swap adjustment	5,974	10,472	1,658	23,222
Tax impact	(1,493)	(2,617)	(414)	(5,805)

Variable for fixed interest rate swap adjustment	(11)	—	3,798	—
Tax impact	2	—	(950)	—

Other comprehensive income (loss)	6,307	(1,190)	(8,250)	(18,310)

Comprehensive income	$57,050	$28,340	$90,217	$50,613

Attributable to
Shareholders	$56,968	$28,354	$90,244	$50,403
Non-controlling interests	82	(14)	(27)	210
	$57,050	$28,340	$90,217	$50,613

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Six months ended October 1, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	98,228	—	—	—	239	98,467
Other comprehensive income (loss)	—	—	—	(14,762)	6,778	(7,984)	(266)	(8,250)
Total comprehensive income (loss)	—	—	98,228	(14,762)	6,778	(7,984)	(27)	90,217

Non-controlling interest 4	—	—	471	—	—	—	(679)	(208)
Stock-based compensation	—	5,103	—	—	—	—	—	5,103
Exercise of stock options	1,516	(337)	—	—	—	—	—	1,179
U.S. initial public offering (note 12)	366,332	—	—	—	—	—	—	366,332
Common shares held in trust (note 12)	(23,820)	—	—	—	—	—	—	(23,820)

Balance, as at October 1, 2023	$864,661	$20,234	$629,406	$36,444	$15,612	$52,056	$3,029	$1,569,386

Six months ended October 2, 2022
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2022	$530,241	$11,734	$416,773	$24,412	$(1,564)	$22,848	$4,087	$985,683
Net income	—	—	68,710	—	—	—	213	68,923
Other comprehensive income (loss)	—	—	—	(28,522)	10,215	(18,307)	(3)	(18,310)
Total comprehensive income (loss)	—	—	68,710	(28,522)	10,215	(18,307)	210	50,613

Non-controlling interest	—	—	367	—	—	—	(819)	(452)
Stock-based compensation	—	2,129	—	—	—	—	—	2,129
Exercise of stock options	2,030	(426)	—	—	—	—	—	1,604
Common shares held in trust	(11,181)	—	—	—	—	—	—	(11,181)
Repurchase of common shares	(3,561)	—	(17,510)	—	—	—	—	(21,071)

Balance, as at October 2, 2022	$517,529	$13,437	$468,340	$(4,110)	$8,651	$4,541	$3,478	$1,007,325

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Six months ended
	Note	October 1 2023	October 2 2022	October 1 2023	October 2 2022

Operating activities
Net income		$50,743	$29,530	$98,467	$68,923
Items not involving cash
Depreciation of property, plant and equipment		6,888	6,032	13,680	12,099
Amortization of right-of-use assets	7	7,235	5,669	14,352	11,401
Amortization of intangible assets		19,921	18,361	41,650	40,192
Deferred income taxes	13	9,683	(7,225)	(327)	(14,225)
Other items not involving cash		(1,871)	2,593	(562)	8,547
Stock-based compensation	14	3,106	1,434	5,103	2,129
Change in non-cash operating working capital		(87,212)	(94,412)	(271,666)	(198,820)
Cash flows provided by (used in) operating activities		$8,493	$(38,018)	$(99,303)	$(69,754)

Investing activities
Acquisition of property, plant and equipment		$(15,905)	$(6,640)	$(34,471)	$(14,135)
Acquisition of intangible assets		(5,896)	(2,387)	(10,305)	(7,241)
Business acquisitions, net of cash acquired	4	(4,511)	—	(9,659)	—
Settlement of cross-currency interest rate swap instrument	8	—	—	—	21,493
Proceeds from disposal of property, plant and equipment		397	229	8,255	906
Cash flows provided by (used in) investing activities		$(25,915)	$(8,798)	$(46,180)	$1,023

Financing activities
Bank indebtedness		$(389)	$14,945	$(2,873)	$15,894
Repayment of long-term debt	8	(20,022)	(10,001)	(465,944)	(14,302)
Proceeds from long-term debt		131,889	12,883	315,984	70,289
Proceeds from exercise of stock options		229	626	1,179	1,604
Proceeds from U.S. initial public offering, net of issuance fees	12	(685)	—	362,072	—
Purchase of non-controlling interest	4	(208)	—	(208)	(452)
Repurchase of common shares		—	(350)	—	(21,071)
Acquisition of shares held in trust	14	(23,820)	(11,181)	(23,820)	(11,181)
Principal lease payments		(6,094)	(4,908)	(13,115)	(10,807)
Cash flows provided by financing activities		$80,900	$2,014	$173,275	$29,974

Effect of exchange rate changes on cash and cash equivalents		384	63	(277)	(1,362)

Increase (decrease) in cash and cash equivalents		63,862	(44,739)	27,515	(40,119)

Cash and cash equivalents, beginning of period		123,520	139,902	159,867	135,282

Cash and cash equivalents, end of period		$187,382	$95,163	$187,382	$95,163

Supplemental information
Cash income taxes paid		$13,925	$24,403	$25,716	$27,749
Cash interest paid		$11,820	$9,218	$34,138	$22,953

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, “ATS” or the “Company”) uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services, including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “ATS” and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and six months ended October 1, 2023 were authorized for issue by the Board of Directors (the “Board”) on November 7, 2023.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2023. The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company’s annual consolidated financial statements for the year ended March 31, 2023.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company’s fiscal 2023 audited consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

4. ACQUISITIONS

(a) Current year acquisitions

(i) On July 3, 2023, the Company acquired 100% of the shares of Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. The total purchase price paid in the second quarter of fiscal 2024, pending post-closing adjustments, was $5,367 (3,711 Euros).

(ii) On June 30, 2023, the Company acquired 100% of the shares of Yazzoom B.V. (“Yazzoom”), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The total purchase price paid in the first quarter of fiscal 2024, pending post-closing adjustments, was $5,283 (3,655 Euros).

Cash used in investing activities for the two acquisitions was determined as follows:

Cash consideration	$10,650
Less: cash acquired	(939)
$9,711

The preliminary allocation of the purchase price at fair value for the two acquisitions is as follows:

Purchase price allocation
Cash	$939
Other current assets	2,193
Property, plant and equipment	990
Intangible assets with a definite life
Technology	2,856
Brands	1,318
Customer relationships	659
Other	1,429
Current liabilities	(3,849)
Deferred tax liability	(622)
Net identifiable assets	$5,913
Residual purchase price allocated to goodwill	4,737
Purchase consideration	$10,650

Current assets include accounts receivable of $1,351, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

available to the Company. Final valuations of certain assets including working capital and intangible assets are not yet complete due to timing of the acquisition and the inherent complexity associated with valuations. The allocation to intangible assets has preliminarily been determined using relative values from comparable transactions. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company’s growth plan. The amounts assigned to goodwill and intangible assets are not expected to be deductible for tax purposes. This acquisition was accounted for as a business combination with the Company as the acquirer of Yazzoom and Odyssey. The purchase method of accounting was used with an acquisition date of June 30, 2023 for Yazzoom, and July 3, 2023 for Odyssey.

(iii) On September 22, 2023, the Company announced it had entered a definitive agreement to acquire Avidity Science, LLC ("Avidity"), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price is approximately $265,000 ($195,000 U.S.). The transaction is pending completion of customary regulatory filings and is expected to close in the fourth quarter of calendar 2023.

(b) Prior year acquisitions

(i) On March 28, 2023, the Company completed its acquisition of 100% of the membership interest in Triad Unlimited LLC (“Triad”), a U.S.-based reliability engineering service provider to the North American and European markets. The total purchase price paid upon finalization of working capital adjustments was $20,623 ($15,166 U.S.). Included in the purchase price was contingent consideration of $7,953 ($5,849 U.S.), which is payable if certain performance targets are met within two years of the acquisition date.

(ii) On March 3, 2023, the Company acquired 100% of the shares of Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. (“ZIA”). ZIA is an automation systems integrator serving Southeast Asia and Australia with a focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions. The total purchase price paid in the fourth quarter of fiscal 2023, pending post-closing adjustments, was $24,500 ($18,015 U.S.).

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis for ZIA and was finalized for Triad, based on information currently available to the Company. Final valuations of certain assets including intangible assets and working capital of ZIA are not yet complete due to the inherent complexity associated with valuations. As well, the purchase price of the ZIA acquisition is subject to post-closing adjustments. During the six months ended October 1, 2023, changes to the purchase price allocation for the two acquisitions resulted in increases to purchase price of $283, cash of $336, intangible assets of $559, long-term debt of $421, the deferred tax liability of $92, decreases in working capital of $936, property, plant and equipment of $98, other long-term liabilities of $171 and an increase to goodwill of $764.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

5. INVENTORIES

As at	October 1 2023	March 31 2023
Raw materials	$131,444	$138,792
Work in progress	115,512	84,401
Finished goods	33,150	33,673
	$280,106	$256,866

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the three and six months ended October 1, 2023 was $1,788 and $3,030, respectively (three and six months ended October 2, 2022 - $539 and $998, respectively). The amount of inventories carried at net realizable value as at October 1, 2023 was $5,265 (March 31, 2023 - $591).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	October 1 2023	March 31 2023
Prepaid assets	$32,887	$29,766
Supplier deposits	38,133	45,565
Investment tax credit receivable	16,135	13,819
Forward foreign exchange contracts	4,312	4,200
	$91,467	$93,350

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the six months ended October 1, 2023 were as follows:

	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2023	$79,880	$14,332	$94,212
Additions	17,717	5,549	23,266
Amortization	(10,567)	(3,785)	(14,352)
Exchange and other adjustments	(205)	(185)	(390)
Balance, at October 1, 2023	$86,825	$15,911	$102,736

Changes in the balance of lease liabilities during the six months ended October 1, 2023 were as follows:

Balance, at March 31, 2023		$97,249
Additions		23,266
Interest		2,644
Payments		(15,759)
Acquisition of subsidiaries	4	157
Exchange and other adjustments		(1,901)
Balance, at October 1, 2023		$105,656
Less: current portion		23,703
		$81,953

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and six months ended October 1, 2023, the Company recognized an expense related to short-term and low-value leases of $1,225 and $2,226, respectively, in cost of

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

revenues (October 2, 2022 - $873 and $1,136, respectively), and $203 and $509, respectively, (October 2, 2022 - $595 and $1,056, respectively) in selling, general and administrative expenses in the interim condensed consolidated statements of income.

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	October 1 2023	March 31 2023
Cross-currency interest rate swap instrument (i)	$17,845	$16,187
Variable for fixed interest rate swap instrument (ii)	4,265	467
Other	13	25
Total	$22,123	$16,679

Other liabilities consist of the following:

As at	October 1 2023	March 31 2023
Cross-currency interest rate swap instrument (i)	$10,129	$10,718

(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument will end on November 4, 2024.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and six months ended October 1, 2023 and the three and six months ended October 2, 2022, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three and six months ended October 1, 2023 and the three and six months ended October 2, 2022, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company’s risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary’s functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the three and six months ended October 1, 2023, the Company recorded risk management losses of $1,790 and gains of $4,846, respectively (three and six months ended October 2, 2022 - losses of $7,035 and $2,864, respectively), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income. Included in these amounts, during the three and six months ended October 1, 2023, were unrealized gains of $232 and $324, respectively (three and six months ended October 2, 2022 - unrealized losses of $6,792 and $3,949, respectively), representing the change in fair value. In addition, during the three and six months ended October 1, 2023, the Company realized foreign exchange losses of $2,022 and gains of $4,522, respectively (three and six months ended October 2, 2022 - realized losses of $243 and realized gains of $1,085, respectively), which were settled.

10. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2023	$11,102	$18,590	$908	$30,600
Provisions made	4,017	—	4,414	8,431
Provisions used	(2,729)	(7,820)	(4,446)	(14,995)
Exchange adjustments	(135)	(231)	5	(361)
Balance, at October 1, 2023	$12,255	$10,539	$881	$23,675

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As part of this review, the Company has identified an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. The majority of these actions are expected to be completed in the third quarter of fiscal 2024. The estimated cost of these activities is between $15,000 and $20,000. In fiscal 2023, the Company completed a reorganization plan which primarily impacted certain management positions.

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

11. BANK INDEBTEDNESS AND LONG-TERM DEBT

Subsequent to October 1, 2023, the Company amended its senior secured credit facility (the “Credit Facility”) to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At October 1, 2023, the Company had utilized $540,210 under the Credit Facility, of which $540,162 was

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

classified as long-term debt (March 31, 2023 - $691,906) and $48 by way of letters of credit (March 31, 2023 - $48). During the six months ended October 1, 2023, the Company drew $314,286 and repaid $465,882 on its Credit Facility, which included proceeds from the public offering of the Company's common shares on the New York Stock Exchange.
The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’ acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. The Credit Facility also limits advances to subsidiaries and partially restricts the Company from repurchasing its common shares and paying dividends. At October 1, 2023, all of the covenants were met.

The Company has additional credit facilities available of $103,633 (40,756 Euros, $24,000 U.S., 45,000 Thai Baht, 5,000 GBP, 5,000 CNY, $150 AUD and $1,482 CAD). The total amount outstanding on these facilities as at October 1, 2023 was $5,372, of which $2,951 was classified as bank indebtedness (March 31, 2023 - $5,824), $1,827 was classified as long-term debt (March 31, 2023 - $202) and $594 by way of letters of credit (March 31, 2023 - $158). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350,000 aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At October 1, 2023, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the Senior Notes.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see note 8).

(i) Bank indebtedness

As at	October 1 2023	March 31 2023
Other facilities	$2,951	$5,824

(ii) Long-term debt

As at	October 1 2023	March 31 2023
Credit Facility	$540,162	$691,906
Senior Notes	475,405	472,990
Other facilities	1,827	202
Issuance costs	(8,790)	(9,312)
	1,008,604	1,155,786
Less: current portion	167	65
	$1,008,437	$1,155,721

Scheduled principal repayments and interest payments on long-term debt as at October 1, 2023 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$167	$19,733
One - two years	300,315	19,725
Two - three years	137	19,717
Three - four years	240,268	19,709
Four - five years	475,522	19,699
Thereafter	985	10,087
	$1,017,394	$108,670

12. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

On December 13, 2022, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 7,335,032 common shares during the 12-month period ending December 14, 2023.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the six months ended October 1, 2023, the Company purchased nil common shares under the current NCIB program. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The changes in the common shares issued and outstanding during the period presented were as follows:

	Number of common shares	Share capital
Balance, at March 31, 2023	91,602,192	$520,633
Exercise of stock options	50,195	1,516
Initial public offering, net of offering costs and deferred tax	6,900,000	366,332
Common shares held in trust	(387,794)	(23,820)
Balance, at October 1, 2023	98,164,593	$864,661

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

13. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

		Three months ended		Six months ended
		October 1 2023	October 2 2022	October 1 2023	October 2 2022

Income before income taxes and non-controlling interest		$67,561	$39,609	$129,665	$90,437
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$17,903	$10,497	$34,361	$23,966

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		907	118	752	36
Non-taxable items net of non-deductible items		(1,959)	608	(3,674)	(249)
Unrecognized assets		2,868	1,146	4,607	3,437
Income taxed at different rates and statutory rate changes		(2,430)	(1,775)	(4,079)	(4,727)
Manufacturing and processing allowance and all other items		(471)	(515)	(769)	(949)
At the effective income tax rate of 24% (October 2, 2022 – 24%)		$16,818	$10,079	$31,198	$21,514

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$7,135	$17,304	$31,525	$35,739
Deferred tax expense (recovery)		9,683	(7,225)	(327)	(14,225)
		$16,818	$10,079	$31,198	$21,514

Deferred tax related to items charged or credited directly to equity and goodwill:
Loss on revaluation of cash flow hedges		$(329)	$(985)	$(2,223)	$(3,355)
Opening deferred tax of acquired company	4	(61)	—	(715)	—
Other items recognized through equity		3,562	(4,381)	4,798	(5,700)
Income tax charged directly to equity and goodwill		$3,172	$(5,366)	$1,860	$(9,055)

14. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair values of the Company’s stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock. During the three and six months ended October 1, 2023, the Company granted nil and 176,112 time vesting stock options (14,312 and 223,144 in the three and six months ended October 2, 2022, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the six months ended		October 1 2023		October 2 2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	785,429	$26.69	890,408	$21.04
Granted	176,112	57.71	223,144	36.42
Exercised (i)	(50,195)	23.50	(96,760)	16.57
Forfeited	(5,128)	38.38	(20,382)	23.84
Stock options outstanding, end of year	906,218	$32.83	996,410	$24.86
Stock options exercisable, end of year, time-vested options	424,635	$23.65	481,158	$19.57

(i) For the six months ended October 1, 2023, the weighted average share price at the date of exercise was $60.25 (October 2, 2022 - $39.80).

The fair values of the Company’s stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the six months ended	October 1 2023	October 2 2022
Weighted average risk-free interest rate	3.52%	2.66%
Dividend yield	0%	0%
Weighted average expected volatility	36%	34%
Weighted average expected life	4.77 years	4.75 years
Number of stock options granted: Time-vested	176,112	223,144
Weighted average exercise price per option	$ 57.71	$ 36.42
Weighted average value per option: Time-vested	$ 20.83	$ 12.24
Restricted Share Unit Plan:

During the three and six months ended October 1, 2023, the Company granted 23,229 and 151,828 time-vesting restricted share units (“RSUs”), respectively (33,408 and 198,379 in the three and six months ended October 2, 2022) and nil and 126,944 performance-based RSUs, respectively (12,736 and 152,690 in the three and six months ended October 2, 2022). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At October 1, 2023, 725,290 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company’s stock price. The change in the value of the RSU liability is included in the interim condensed consolidated statements of income in the period of the change. At October 1, 2023, the value of the outstanding liability related to the RSU plan was $15,755 (March 31, 2023 - $36,177). The RSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs is 0.74 years.

Deferred Stock Unit Plan:

During the three and six months ended October 1, 2023, the Company granted nil and 29,395 units, respectively (three and six months ended October 2, 2022 - nil and 33,998 units). The Deferred Stock Unit ("DSU") liability is revalued at each reporting date based on the change in the Company's stock price. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income. As at October 1, 2023, the value of the outstanding liability related to the DSUs was $24,004 (March 31, 2023 - $22,565). The DSU liability is revalued at each reporting date based on the change in the Company’s stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	October 1 2023	October 2 2022
Stock options	$500	$ 483
RSUs	3,703	4,099
DSUs	(748)	725
	$3,455	$5,307

For the six months ended	October 1 2023	October 2 2022
Stock options	$1,012	$ 848
RSUs	10,994	3,003
DSUs	1,439	(2,531)
	$13,445	$1,320
The increase in stock-based compensation costs for the six months ended October 1, 2023 is attributable to higher expenses from the revaluation of RSUs that are treated as liability awards and DSUs based on the market price of the Company's shares.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

15. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at October 1, 2023:
Less than one year	$415,724
One - two years	17,394
Two - three years	1,990
Three - four years	67
Four - five years	38
More than five years	7
$435,220

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at October 1, 2023, the total value of outstanding letters of credit was approximately $172,303 (March 31, 2023 - $192,508).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

16. SEGMENTED DISCLOSURE

The Company’s operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	October 1, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$32,616	$62,128	$27,743
United States	11,164	128,393	322,750
Germany	25,177	34,980	37,965
Italy	18,719	38,834	134,980
Other Europe	10,333	10,702	33,744
Other	4,727	995	9,495
Total Company	$102,736	$276,032	$566,677

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

As at	March 31, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$21,384	$57,589	$25,584
United States	12,514	111,702	334,731
Germany	25,250	35,848	43,291
Italy	21,136	40,645	145,217
Other Europe	9,031	16,049	33,729
Other	4,897	1,286	10,658
Total Company	$94,212	$263,119	$593,210

Revenues from external customers for the three months ended	October 1 2023	October 2 2022
Canada	$21,780	$25,100
United States	371,018	318,062
Germany	74,914	56,893
Italy	32,809	9,104
Other Europe	149,760	101,622
Other	85,435	78,173
Total Company	$735,716	$588,954

Revenues from external customers for the six months ended	October 1 2023	October 2 2022
Canada	$64,927	$53,321
United States	723,755	626,526
Germany	146,294	115,504
Italy	66,472	43,776
Other Europe	296,482	208,239
Other	191,435	152,179
Total Company	$1,489,365	$1,199,545

For the six months ended October 1, 2023, the Company had revenues from a single customer that amounted to 25.5% of total consolidated revenues. For the six months ended October 2, 2022, the Company had revenues from a single customer that amounted to 11.9% of total consolidated revenues.

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Six months ended
	October 1 2023	October 2 2022	October 1 2023	October 2 2022
Revenues from construction contracts	$479,755	$362,421	$988,623	$737,497
Services rendered	149,078	116,532	291,381	230,629
Sale of goods	106,883	110,001	209,361	231,419
Total Company	$735,716	$588,954	$1,489,365	$1,199,545

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Six months ended
Revenues by market	October 1 2023	October 2 2022	October 1 2023	October 2 2022
Life Sciences	$291,458	$284,248	$576,428	$581,264
Transportation	252,201	120,568	470,734	217,553
Food & Beverage	109,840	74,987	240,454	183,773
Consumer Products	64,541	77,314	148,184	152,984
Energy	17,676	31,837	53,565	63,971
Total Company	$735,716	$588,954	$1,489,365	$1,199,545

Timing of revenue recognition based on transfer of control for the three months ended	October 1 2023	October 2 2022
Goods and services transferred at a point in time	$106,883	$110,001
Goods and services transferred over time	628,833	478,953
Total Company	$735,716	$588,954

Timing of revenue recognition based on transfer of control for the six months ended	October 1 2023	October 2 2022
Goods and services transferred at a point in time	$209,361	$231,419
Goods and services transferred over time	1,280,004	968,126
Total Company	$1,489,365	$1,199,545

(c) Contract balances:

As at	October 1 2023	March 31 2023
Trade receivables	$484,189	$368,855
Contract assets	591,585	526,990
Contract liabilities	(286,652)	(296,555)
Unearned revenue (i)	(33,942)	(33,490)
Net contract balances	$755,180	$565,800
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

As at	October 1 2023	March 31 2023
Contracts in progress:
Costs incurred	$3,433,737	$3,285,121
Estimated earnings	1,159,300	1,091,180
	4,593,037	4,376,301
Progress billings	(4,288,104)	(4,145,866)
Net contract assets and liabilities	$304,933	$230,435

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

18. NET FINANCE COSTS

		Three months ended		Six months ended
	Note	October 1 2023	October 2 2022	October 1 2023	October 2 2022
Interest expense		$14,517	$12,647	$30,618	$22,461
Interest on lease liabilities	7	1,459	902	2,644	1,920
Interest income		(514)	(107)	(854)	(214)
		$15,462	$13,442	$32,408	$24,167

19. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	October 1 2023	October 2 2022
Weighted average number of common shares outstanding	98,883,583	91,727,583
Dilutive effect of RSUs	134,615	30,322
Dilutive effect of performance-based RSUs	190,633	—
Dilutive effect of stock option conversion	373,369	341,186
Diluted weighted average number of common shares outstanding	99,582,200	92,099,091

For the six months ended	October 1 2023	October 2 2022
Weighted average number of common shares outstanding	96,617,655	91,873,831
Dilutive effect of RSUs	123,997	11,802
Dilutive effect of performance-based RSUs	197,339	—
Dilutive effect of stock option conversion	378,166	325,368
Diluted weighted average number of common shares outstanding	97,317,157	92,211,001

For the three and six months ended October 1, 2023, stock options to purchase 97,320 common shares and 125,690 RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (222,603 common shares and nil RSUs were excluded for the three and six months ended October 2, 2022).